

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Mr. Marc G. Naughton
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

>   **Re: Cerner Corporation**
>   **Form 10-K for the Fiscal Year Ended December 29, 2012**
>   **Filed February 8, 2013**
>   **File No. 000-15386**

Dear Mr. Naughton:

We have reviewed your letter dated March 29, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 20, 2013.

Form 10-K for the Fiscal Year Ended December 29, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5. Receivables, page 59

1.   We note your response to prior comment 2. Based on the dollar amount of outstanding receivables attributable to Fujitsu, it appears that an unfavorable outcome and a potential write-off of these receivables could have a material impact on your statement of operations. Please tell us what consideration you gave to disclosing this.

Note 16. Related Party Transactions, page 69

2.   We note in your response to prior comment 4 you state that you considered FASB Topic 970-470 (tax increment financing accounting) to be relevant by analogy in determining the accounting treatment for your cash grants. Please clarify how you considered this guidance in accounting for your cash grants.

3.   Please clarify the potential amount that would be due for the "Withholding Tax Repayment Amount." In this regard, we note in your response to prior comment 4 you state that the receipt of the IMPACT Award funds will be recorded as deferred income, and that over time, this liability will accrete based on the time value of money. However, based on your disclosure on page 70, it appears that the potential repayment amount would the difference between the state tax withholdings from wages and the "Gross Funded Amount," which is $64.9 million. As such, it appears that your potential liability could be in excess of the IMPACT Award funds received. Please clarify.

4.   We note in your response to prior comment 4 you state that the deferred income liability will be reduced and recognized as a reduction in operating expenses as you satisfy the various conditions in the Workforce Services Training Agreement. Please clarify the specific conditions that will result in recognition of the expense reduction. That is, please clarify whether you will recognize the reduction in expense as jobs are created or as state tax withholdings are generated. Please clarify your disclosures accordingly.

5.   We note your disclosure that you currently believe you will receive incentives totaling approximately $82 million. Please tell us the dollar amounts of the incentives associated with cash grants that you will receive under the Workforce Agreement, the dollar amount associated with tax exemptions and the dollar associated with tax credits. In this regard, we note that we are currently unable to reconcile the total amount of grants and incentives to the $82 million. Please clarify your disclosures accordingly and please also disclose the accounting policies you will follow for each type of incentive.

6.   We note your disclosure that the Developer agreed to make ten annual "Office Payment Installments" to the Unified Government, each in the amount of approximately $3.0 million. Please tell us how you will account for these incentives.

7.   We note in your response to prior comment 4 you state that the net activity relating to your cash grants will be recognized as a reduction in operating expense as it occurs. You also state that should certain events trigger repayments by OnGoal LLC and reduce your potential obligation such amounts will be recognized in earnings as they occur. Please explain your rationale for accounting for these cash grants as a reduction in operating expenses rather than a reduction to the cost basis of assets acquired in connection with construction of your office park. Further, please tell us what consideration you gave to accounting for these cash grants as a capital contribution. In this regard, please tell us how you considered that under certain circumstances, it appears that entities controlled

by certain of your shareholders will be responsible for repayment of amounts due under the Workforce Agreement, and will also be responsible for making annual office payment installments to the Unified Government in the amount of $3 million per year to supplement the purchase price paid to the Unified Government by the Developer for the stadium and the office site.

8.   We note in your response to prior comment 4 you state that sales tax exemptions are not expected to be repaid and will be recorded as a reduction to the cost of the related assets. Please clarify to which assets you refer and the authoritative literature you relied on in determining this accounting policy.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief